Exhibit 99.1

Nisun International Signs Agreement to Receive Bank Credit Support from China Everbright Bank

SHANGHAI, China, August 5, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd ("Nisun" or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that Jilin Lingang Supply Chain Management Co., Ltd, a controlled affiliate of the Company, has signed a cooperation agreement with the Changchun branch of China Everbright Bank Co., Ltd. (“Everbright Bank”).

Under this agreement, Everbright Bank will provide comprehensive bank credit support to Nisun for a one-year period from 2021 to 2022, fully supporting the leap-forward development of the supply chain industry while helping to execute Nisun’s long-term supply chain strategy.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented: “Through this cooperation, Nisun will receive financial support from Everbright Bank, as well as an endorsement from a national-level bank that recognizes the Company as a representative of the supply chain industry. This manifests Everbright Bank’s confidence in Nisun’s development, and this alliance encourages Nisun to further expand and extend our cooperation with commercial banks. As Nisun accelerates the implementation of our supply chain strategy, the company will continue to increase the momentum of research and development of our supply chain technology.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Shaokang (Ken) Lu
Tel: +86 (21) 2357-0055
Email: lushaokang@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com